Exhibit 3.2

AMENDMENT NO. 2 TO

FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

MAGELLAN MIDSTREAM PARTNERS, L.P.

This Amendment No. 2 (this “Amendment No. 2”) to the Fourth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P. (the “Partnership”) is entered into by Magellan GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS:

1. In connection with the initial public offering (the “Offering”) of Magellan Midstream Holdings, L.P. (“MMH”), and effective upon the closing (the “Closing”) of the Offering (as defined herein), the General Partner desires to amend the Partnership Agreement to restore the amount of distributions to be paid to the holder of the Incentive Distribution Rights to those amounts originally provided for in the Partnership Agreement;

2. Contemporaneously with the Closing of the Offering, MMH will make a capital contribution to the Partnership equal to the present value of the remaining reductions in incentive distributions as of such closing date;

3. Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

4. Acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, effective upon the Closing (as defined herein), the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Section 6.4 is hereby amended by deleting subsection (c) to such section in its entirety.

Section 2. General Authority. The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment No. 2.

Section 3. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4. Governing Law. This Amendment No. 2 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 2 to be effective upon the Closing (as defined herein) as set forth above.

GENERAL PARTNER:

MAGELLAN GP, LLC

By:	/s/ Don R. Wellendorf
Name:	Don R. Wellendorf
Title:	President and Chief Executive Officer